UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

**Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 Thereunder**



PHARMACYCLICS, INC.

(Exact Name of Registrant as Specified in its Charter)

000-26658
(Commission File Number)

Delaware		**94-3148201**
(State of Incorporation)		(I.R.S. Employer Identification No.)

995 E. Arques Avenue
Sunnyvale, California 94085-4521
(Address of Principal Executive Offices)

(408) 774-0330
(Registrant's Telephone Number)

Pharmacyclics, Inc.
995 E. Arques Avenue
Sunnyvale, California 94085-4521

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 Promulgated Thereunder

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

September 22, 2008

THIS SCHEDULE IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND
NOT IN CONNECTION WITH ANY VOTE OF PHARMACYCLICS' STOCKHOLDERS

This information statement is being furnished to holders of record of the common stock of Pharmacyclics, Inc., a Delaware corporation (the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act.

INTRODUCTION

On September 10, 2008, Christine A. White, M.D., Richard M. Levy, Ph.D., Miles R. Gilburne and Richard A. Miller, M.D. resigned as members of the Board of Directors of the Company (the "Board"). The remaining members of the Board, consisting of Mr. Robert W. Duggan and Mr. James L. Knighton, appointed Minesh Mehta, M.D. and Glenn C. Rice, Ph.D. to the Board. Following the expiration of the 10 day period that begins on the later of the date of the filing of this information statement with the Securities and Exchange Commission ("SEC") pursuant to Rule 14f-1 and the date of mailing of this information statement to our stockholders, the Board further intends to appoint Cynthia Bamdad, Ph.D. and David Smith, Ph.D. to the Board. The appointment of Dr. Mehta and Dr. Rice, together with the appointment of Dr. Bamdad and Dr. Smith, constitute a change in the composition of the Board.

As of September 15, 2008, we had issued and outstanding 26,015,389 shares of common stock, our only class of voting securities that would be entitled to vote for directors at a stockholders' meeting if one were to be held. Each share of common stock is entitled to one vote.

Please read this information statement carefully. It describes the resignations and appointments of new directors and officers and contains certain biographical and other information concerning our executive officers and directors.

CHANGE OF COMPOSITION OF THE BOARD

On September 10, 2008, each of Christine A. White, M.D., Richard M. Levy, Ph.D., Miles R. Gilburne and Richard A. Miller, M.D., all of whom serve on the Board, informed the Company that she/he was resigning from the Board effective immediately. These resignations were not the result of a disagreement with the Company on any matters relating to the Company's operations, policies or practices, although the Company's largest stockholder, Robert W. Duggan, had expressed his intention to nominate four candidates to serve on the Board at the Company's forthcoming Annual Meeting of Stockholders.

On September 10, 2008, each of Richard A. Miller, M.D., the Company's President and Chief Executive Officer, and Leiv Lea, the Company's Vice President, Finance and Administration, Chief Financial Officer and Secretary, informed the Company that he was resigning from his respective positions, with Dr. Miller's resignation as President and Chief Executive Officer to take effect immediately and Mr. Lea's resignation to take effect October 31, 2008. Dr. Miller, who will remain an employee of the Company until September 30, 2008, and Mr. Lea, who will remain an employee of the Company until October 31, 2008, will, after their employment terminates with the Company, remain as consultants to the Company through December 31, 2008 in order to facilitate an orderly transition of leadership.

On September 10, 2008, the Company appointed current Board member Robert W. Duggan to be interim Chief Executive Officer of the Company, effective immediately, to temporarily fill the vacancy created by Dr. Miller's resignation.   Mr. Duggan is expected to fill this role until another Chief Executive Officer is hired.

On September 10, 2008, the Board appointed Minesh Mehta, M.D. and Glenn C. Rice, Ph.D. to be directors of the Company effective immediately to fill the vacancies created by the resignations of members of the Board described above, and the Board appointed Mr. Duggan as the Chairman of the Board. The Board further intends to appoint Cynthia Bamdad, Ph.D. and David Smith, Ph.D. to the Board following the expiration of a 10 day period pursuant to Rule 14f-1 promulgated under the Exchange Act.

LEGAL PROCEEDINGS

None.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of September 15, 2008, by: (i) each stockholder who, based on publicly available records, is known by the Company to own beneficially more than five percent (5%) of the Company's Common Stock; (ii) each current director; (iii) each director expected to be appointed following the 10 day period pursuant to Rule 14f-1; (iv) each executive officer named in the "Summary Compensation Table" below (the "Named Executive Officers"); and (v) all directors and executive officers of the Company as a group. The address for each director and executive officer listed in the table below is c/o: Pharmacyclics, Inc., 995 East Arques Avenue, Sunnyvale, California 94085.

	Beneficial Ownership (1)		
Name	**Outstanding Shares of Common Stock**	**Shares Issuable Pursuant to Options Vested and Exercisable Within 60 Days of September 15, 2008**	**Percent of Total Shares Outstanding**
Primecap Management Company (2)	2,145,600	-	8.2%
Renaissance Technologies LLC (3)	1,368,200	-	5.3%
Robert W. Duggan (4)	7,500,000	43,409	28.9%
James L. Knighton	-	94,445	*
Minesh Mehta, M.D.	-	-	*
Glenn C. Rice, Ph.D.	-	-	*
Miles R. Gilburne	140,000	160,766	1.1%
Richard A. Miller	326,798	1,539,000 (5)	6.8%
Richard M. Levy, Ph.D.	1,000	115,046	*
William R. Rohn	-	114,429	*
Christine A. White, M.D.	-	47,689	*
Michael K. Inouye (6)	20,000	-	*
Leiv Lea (7)	20,893	687,250 (8)	2.7%
David J. Loury, Ph.D.	-	70,521	*
Cynthia Bamdad, Ph.D.	-	-	*
David Smith, Ph.D.	-	-	*
All current executive officers and directors as a group (6 persons)	7,520,893	895,625	31.3%

_____

* Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options which are vested and exercisable within sixty (60) days of the September 15, 2008 date of this table. Except as indicated by footnote, and subject to community property laws where applicable, to the knowledge of the Company, all persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such holders. The percentages of beneficial ownership are based on 26,015,389 shares of Common Stock outstanding as of September 15, 2008, adjusted as required by rules promulgated by the Commission. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any shares which such person or persons has the right to acquire within sixty (60) days after such date are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2) Derived from information from a Form 13F filed for the quarter ended June 30, 2008. The address for Primecap Management Company is 225 South Lake Ave, STE 400, Pasadena CA 91101.

(3) Derived from information from a Form 13F filed for the quarter ended June 30, 2008. The address for Renaissance Technologies LLC is 800 Third Avenue, 33rd Floor, New York, NY, 10022.

(4) Mr. Duggan disclaims beneficial ownership of 515,760 shares held in managed accounts except to the extent of his pecuniary interest in those shares.

(5) Includes the accelerated vesting of 521,980 options pursuant to Dr. Miller's separation agreement described on page 14.

(6) Derived from information from a Form 4 filed on August 22, 2007. Mr. Inouye's employment was terminated in February 2008.

(7) Includes 4,893 shares held by Deborah K. Karlson as custodian for daughter.
(8) Includes the accelerated vesting of 266,459 options pursuant to Mr. Lea's separation agreement described on page 15.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's directors and Section 16 officers, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file with the Commission initial reports of beneficial ownership and reports of changes in beneficial ownership of Common Stock and other equity securities of the Company. Such officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on its review of the copies of such forms furnished to the Company and written representations that no other reports were required, the Company believes that, during the period from July 1, 2007 to June 30, 2008, all officers, directors and beneficial owners of more than 10% of the outstanding Common Stock complied with all Section 16(a) requirements.

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

The following tables set forth information regarding our current executive officers, directors and key employees and our proposed executive officers and directors following the 10 day notice period pursuant to Rule 14f-1 promulgated under the Exchange Act.

Current Directors and Executive Officers

Directors

Name	Age	Director Since
Robert W. Duggan	63	2007
James L. Knighton	53	2006
Minesh Mehta, M.D.	50	2008
Glenn C. Rice, Ph.D.	52	2008

Officers

Name	Age	Position
Robert W. Duggan	63	Chairman and Interim Chief Executive Officer
Leiv Lea	54	Vice President, Finance and Administration and Chief Financial Officer and Secretary
Joseph J. Buggy, Ph.D.	42	Vice President, Research
David J. Loury, Ph.D.	52	Vice President, Preclinical Sciences
James N. Lowder, M.D.	58	Vice President, Clinical Development

Robert W. Duggan. Mr. Duggan has been a member of the Pharmacyclics Board of Directors since September 2007 and has served as interim Chief Executive Officer of the Company since September 10, 2008. Mr. Duggan served as Chairman of the Board of Directors of Computer Motion, Inc., a computerized surgical systems company, from 1990 to 2003 and Chief Executive Officer from 1997. Computer Motion was acquired by Intuitive Surgical, Inc. in 2003. Mr. Duggan is the Founder of the

investment firm Robert W. Duggan & Associates. Mr. Duggan has been a private venture investor for more than 30 years and has participated as a director of, investor in and advisor to numerous small and large businesses in the medical equipment, computer local and wide area network, PC hardware and software distribution, digital encryption, consumer retail goods and outdoor media communication industries. Mr. Duggan has also assisted in corporate planning, capital formation and management for his various investments. He received the Congressman's Medal of Merit and in 2000 he was named a Knight of the Legion of Honor by President Jacques Chirac. Mr. Duggan is currently also a director of Intuitive Surgical, Inc. He is a member of the University of California at Santa Barbara Foundation Board of Trustees.

James L. Knighton. Mr. Knighton was elected as a Director of the company in August 2006. Mr. Knighton has served as President and co-founder of AvidBiotics Corporation, a private biotechnology company since April 2005. Mr. Knighton served as President/Chief Operating Officer and Chief Financial Officer of Caliper Life Sciences, Inc. from July 2003 to March 2004. Mr. Knighton originally joined Caliper in September 1999 as Vice President and Chief Financial Officer, was promoted to Executive Vice President in April 2001 and to President and Chief Financial Officer in July 2002. From October 1998 to September 1999, Mr. Knighton served as Senior Vice President and Chief Financial Officer of SUGEN, Inc., a biotechnology company acquired by Pharmacia. From July 1997 to October 1998, Mr. Knighton served as Vice President of Investor Relations and Corporate Communications at Chiron Corporation, a biotechnology company. Mr. Knighton holds a B.S. in Biology from the University of Notre Dame, an M.S. in Genetics from the University of Pennsylvania and a M.B.A. from the Wharton School at the University of Pennsylvania.

Minesh Mehta, M.D. Dr. Mehta has been a member of the Pharmacyclics Board of Directors since September 10, 2008. Dr. Mehta is an internationally recognized expert in human clinical drug trial strategy, design and execution and has managed national and international trials of all sizes including International Phase 3 trials. He is a Professor in the Department of Human Oncology at the University of Wisconsin's Paul P. Carbone Comprehensive Cancer Center (UWCCC) since 2002 and the PI of the Department of Human Oncology's recently completed Program Project Grant evaluating biological modification of radiation delivery using technological innovations. In addition, Dr. Mehta was a Chairman of the Department of Human Oncology from 1997 to 2007. He has been a Chair of the Radiation Therapy Oncology Group (RTOG) Brain Tumor Committee since 1998. From 1997 to 2001, he served as an ad-hoc member of the FDA's Technology Assessment Committee and from 2001 to 2005, he served on and eventually Chaired the FDA Radiological Devices Panel. He has more than 400 publications to his credit, especially in the areas of radiation therapy and translational and clinical cancer research. Dr. Mehta has served, and continues to serve as a consultant to several pharmaceutical (in the field of oncology) and technology (in the field of radiotherapy) companies, including Abbott Laboratories (NYSE: ABT), Allos Therapeutics, Inc. (NASDAQ: ALTH), Brainsgate, Gammex Inc., Genentech Inc. (NYSE: DNA), GlaxoSmithKline plc (NYSE: GSK), Johnson & Johnson (NYSE: JNJ), Merck & Co. Inc. (NYSE: MRK), MGI Pharma Inc., Myriad Genetics Inc. (NASDAQ: MYGN), Novartis AG (NYSE: NVS), Pfizer Inc. (NYSE: PFE), Pharmacyclics, Schering-Plough Corp. (NYSE: SGP) and TomoTherapy Incorporated (NASDAQ: TOMO). He has collaborations with stock options in ProCertus BioPharm and TomoTherapy Incorporated. Dr. Mehta was the Principal Investigator for both of Pharmacyclics' randomized trials in brain metastases. Dr. Mehta obtained his medical degree at the University of Zambia in 1981 and commenced his residency there at the Ndola Central Hospital. He moved to the University of Wisconsin, Madison, in 1984 and completed his residency in radiation oncology in 1988 when he took up an Assistant Professorship in Human Oncology, was promoted to Associated Professor and became the Director of the Radiation Oncology Residency Training Program. After serving as Vice-Chairman and Interim Chairman, Dr. Mehta became Chair of Human Oncology and also is a Professor in the Department of Neurological Surgery. Dr. Mehta serves as a Staff Physician at 8 hospitals in Wisconsin and Illinois, and is a member of several professional societies. He has extensive teaching experience, including mentoring of numerous translational researchers, both in the U.S. and internationally. His work has been extensively funded by the National Cancer Institute, as well as by industrial sponsors. Dr. Mehta has authored over 70 clinical protocols.

Glenn C. Rice, Ph.D. Dr. Rice has been a member of the Pharmacyclics Board of Directors since September 10, 2008. Dr. Rice consulted for several biotechnology companies from June 2007 to September 2008. Dr. Rice is the founder and served as Chief Executive Officer from 2004 to May 2007 of Bridge Laboratories, Inc. ("Bridge"). Bridge is the first company to build and operate FDA compliant pharmaceutical drug development testing laboratories in China (Beijing). Dr. Rice acquired and integrated a division of the publicly traded Gene Logic Labs, Inc. in Gaithersburg, MD and raised $39 million in venture capital funding for Bridge, building it to over 300 employees with significant revenues in just three years. He is also founder of Emerging Med. Inc., an online clinical trial prequalification service that connects, manages and educates oncology patients with global clinical trials.

From 2002 to 2004, Dr. Rice served as Vice President, Biosciences at SRI International in Menlo Park, CA, heading up a staff of 170 employees, significantly increasing revenues and profitability during his tenure. In 2005, he helped co-found the Critical Path Institute, in Tucson, Arizona, a not-for-profit institute focused on drug development and regulatory innovation that included SRI and the University of Arizona, and which he helped raise over $10 million in funding. From 1999 to 2002, Dr. Rice served as a Director and Vice President of Research at ILEX Oncology Inc., a NASDAQ listed oncology focused company, which successfully received approval for a cancer monoclonal antibody CAMPATH, and also had six other cancer drugs in clinical development. ILEX was later sold to Genzyme in 2004 for $1 billion. He was a founder and served as Chief Executive Officer and President in 1999 of Convergence Pharmaceuticals, Inc., a privately held Boston based cancer biopharmaceutical company, which developed a portfolio of unique pharmaceutical drugs that Dr. Rice in-licensed from Japan, Harvard Medical School and the University of Chicago. Dr. Rice sold Convergence to ILEX Oncology in 1999.

Prior to Convergence, Dr. Rice was Vice President of Research at Cytokine Networks from 1998 to 1999, managing multiple preclinical and clinical programs and closing strategic partnerships; and Director of Cell Therapeutics (NASDAQ: CTIC) from 1993 to 1998. He headed a discovery laboratory at Genentech Inc. (NYSE:DNA) from 1987 to 1993 where he worked on many drugs that are approved today. Dr. Rice is currently an inventor on over 20 patents or patent applications and has authored over 75 manuscripts and book chapters; has significant experience in private and public equity financing; business development including corporate licenses and M&A; as well as international drug development of multiple therapeutic classes, particularly oncology.

Leiv Lea. Mr. Lea has served as Vice President, Finance and Administration and Chief Financial Officer since December 1998 and Secretary since June 2003. Prior to that, Mr. Lea served as Vice President, Finance and Administration from December 1997 to December 1998. From September 1996 through November 1997, he served as a financial consultant for high technology companies and was Acting Chief Financial Officer for Global Village Communications, Inc. From 1987 through June 1996 he served as Vice President and Chief Financial Officer of Margaux, Inc., a public company that manufactured refrigeration equipment. Mr. Lea received a B.S. degree in Agricultural Economics from the University of California, Davis and an M.B.A. from the University of California, Los Angeles.

Joseph J. Buggy, Ph.D. Dr. Buggy has served as Vice President, Research since September 2007. From May 2006 to August 2007, Dr. Buggy served as Senior Director, Cancer Biology. From November 2001 to April 2006, he served as Director, Department of Biology at Celera Genomics, a biotechnology company. From June 1996 to October 2001, he was a staff scientist at AXYS Pharmaceuticals, Inc., a biotechnology company. Prior to that Dr. Buggy worked as a scientist at Bayer Corporation in West Haven, CT. Dr. Buggy received a Ph.D. in Molecular, Cellular, and Developmental Biology from Indiana University and a B.S. degree in Microbiology from the University of Pittsburgh.

David J. Loury, Ph.D. Dr. Loury has served as Vice President, Preclinical Studies since May 2006. From April 2003 to May 2006, Dr. Loury served as Senior Director, Toxicology with Celera Genomics, a biotechnology company. From June 2001 to April 2003, he was employed by Essential Therapeutics, Inc., a pharmaceutical company, as Director, Pharmacology and Toxicology. From 1996 to 2001, Dr. Loury was employed by IntraBiotics Pharmaceuticals, Inc., most recently as Senior Director, Preclinical Development. From 1986 to 1996 he worked in a variety of toxicology positions with Syntex/Roche Bioscience. Dr. Loury received a Ph.D. in Pharmacology and Toxicology and a B.S. in Bio-Environmental Toxicology from the University of California, Davis.

James N. Lowder, M.D. Dr. Lowder has served as Vice President, Clinical Development since July 2008. From November 2006 to June 2008, Dr. Lowder served as Senior Director, Clinical Development with Dynavax Technologies Corporation, a biotechnology company. From January 2003 to October 2006, he was employed by PDL BioPharma, Inc., a biotechnology company as Senior Medical Director, Clinical Development. From 1998 to 2002, he worked for Chimeric Therapies, Inc. a privately held biotechnology company as Vice President, Medical Affairs. From 1988 to 1998, Dr. Lowder was employed by Becton, Dickinson and Company, a medical technology company, most recently as Worldwide Medical Director, Immunocytometry Systems. From 1986 to 1988, Dr. Lowder was on the staff of the Cleveland Clinic with joint appointments in the departments of Hematology/Oncology and Immunology and Cancer Research. Dr. Lowder received an M.D. and a B.S. in Dentistry from Case Western Reserve University. He did Internal Medicine residency and Hematology fellowship training at Case Western Reserve Univerity Hospitals and a Medical Oncology Fellowship at Stanford. He is board certified in Internal Medicine and Medical Oncology.

Directors After the Expiration of the 10 Day Notice Period

Cynthia Bamdad, Ph.D. Dr. Bamdad will become a director of the Company following the 10 day notice period pursuant to Rule 14f-1 promulgated under the Exchange Act. Dr. Bamdad has served as the Chairman of the Board, Chief Scientific Officer and Treasurer of Minerva Biotechnologies Corp. ("Minerva"), a pioneer in the field of nanotechnology, since 1999. She is the founder of Minerva and previously served as its Chief Executive Officer from 1999 to October 2005. She has also been a Director of the School of Social Science, Urban Affairs and Public Policy, Northeastern University since 2007. Dr. Bamdad received a B.S. in Physics from Notheastern University in 1992 and a Ph.D. in Biophysics from Harvard University in 1997. While a Ph.D. student at Harvard, Dr. Bamdad invented the first electronic DNA chip and the first universal protein chip. Intellectual property surrounding these inventions and extensions thereof, also developed by Dr. Bamdad, formed the cornerstone of a California startup company, which was sold within two years to Motorola for $300 million. Dr. Bamdad is the sole or co-inventor of over 100 patent applications, both foreign and domestic, for novel technologies, therapeutics and diagnostics. Dr. Bamdad is a recognized leader in the field of nanotechnology, having invented the first method to form biochip surfaces on nanoparticles and methods to use those particles in biomedical testing and drug discovery. Dr. Bamdad has been the Principal Investigator on grants and contracts from the National Cancer Institute, National Institute for Mental Health, National Science Foundation, The Huntington Foundation, National Institute of General Medicine, the Defense Advance Research Projects Agency (DARPA), and the Advanced Technology Program (ATP). Dr. Bamdad has served on special committees to advise research arms of the military on the technical challenges of detecting biological warfare agents (BWA). Dr. Bamdad has also given numerous invited talks to U.S. and foreign institutions on the topics of cancer research, neurodegenerative diseases, proteomics and biological warfare threat and detection.

David Smith, Ph.D. Dr. Smith will become a director of the Company following the 10 day notice period pursuant to Rule 14f-1 promulgated under the Exchange Act. Dr. Smith has been a senior biostatistician at City of Hope, a cancer research hospital in Los Angeles since 2000. Dr. Smith holds a

B.A. in Mathematics and a Ph.D. in Statistics. After his dissertation on integrating and synthesizing information in clinical and observational studies in oncology, he served as a Biostatistical Reviewer for the Division of Oncology Drug Products, U.S. Food and Drug Administration (FDA) for 3 years. During his tenure at FDA, he reviewed more than 40 chemotherapy INDs and NDAs. He represented the FDA statistical perspective at five Oncologic Drugs Advisory Committee sessions, including three on the problems of missing data in outcomes research. After leaving the FDA in 2000, he went to City of Hope and the front lines of cancer research. City of Hope was one of the first National Cancer Institute-designated comprehensive cancer centers, which is the highest level of recognition bestowed by the NCI. During his eight years at City of Hope, he has designed and analyzed over 50 solid tumor and hematology protocols at all levels of development, from pre-clinical and genomic studies to Phase II/III trials. He was instrumental in City of Hope's winning the 2005 NCI Specialized Program of Research Excellence (SPORE) grant for lymphoma where he was Co-Director of the Biostatistics Core and prepared the statistical sections for each of the Lymphoma SPORE's proposed projects. Dr. Smith has been a co-investigator on grants from the National Cancer Institute, National Institutes of Health, the American Cancer Society, the Susan G. Komen Breast Cancer Foundation and the Leukemia-Lymphoma Society. Dr. Smith is an author and coauthor of over 40 papers in peer-reviewed biostatistics, oncology, surgery, radiation, and immunology journals.

Board Meetings, Independence and Committees

During the fiscal year ended June 30, 2008, the Board held five (5) meetings. During the fiscal year ended June 30, 2008, all directors attended at least seventy-five percent (75%) of the meetings of the Board and of the committees on which they served that were held during the period for which they were a director or committee member, respectively. Although the Company does not have a formal policy regarding attendance by members of the Board at its Annual Meeting, the Company encourages directors to attend and historically many of them have done so. To facilitate attendance and reduce travel costs, the Company usually schedules its Annual Meeting to occur immediately before or after a periodic meeting of the Board. All members of the Board attended the annual stockholder meeting in December 2007.

The Board has determined that all of the members of the Board during the fiscal year ended June 30, 2008, other than Dr. Miller, were "independent" as that term is defined in the Nasdaq Marketplace Rules. Dr. Miller is not considered independent because he is an executive officer of the Company. The Board has determined that all of the members of the newly constituted Board, including those directors expected to be added to the Board following the expiration of the 10 day period, other than Mr. Duggan, are "independent" as that term is defined in the Nasdaq Marketplace Rules. As required under applicable Nasdaq Marketplace Rules, the Company's independent directors meet regularly in executive session at which only they are present. In fiscal year ended June 30, 2008, the Board had an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The Board has adopted a charter for each of the three standing committees.

Audit Committee

The primary purpose of the Audit Committee is to oversee the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company. The Audit Committee is also charged with the review and approval of all related party transactions involving the Company. The Audit Committee acts pursuant to a written charter that has been adopted by the Board. A more complete description of the powers and responsibilities delegated to the Committee is set forth in the Audit Committee charter. During the fiscal year ended June 30, 2008, Mr. Knighton, as the chairperson, Mr. Gilburne and Dr. White served on the Audit Committee. The Audit Committee met five (5) times during the fiscal year ended June 30, 2008. The Board had determined that all members of the Audit Committee for the fiscal year ended June 30, 2008 were "independent" as that term is defined in Rule 4200(a)(15) of the Nasdaq Marketplace Rules. The Board has determined that Mr. Knighton is an "audit committee financial expert" as defined by Item 407(d)(5) of Regulation S-K of the Securities Act of 1933, as amended (the "Securities Act").

Compensation Committee

The Compensation Committee reviews and approves the Company's general compensation policies, sets compensation levels for the Company's executive officers and administers the Company's 2004 Equity Incentive Award Plan (the "2004 Plan") and the Employee Stock Purchase Plan. The Compensation Committee has adopted a written charter. Dr. Levy, as chairperson, Mr. Rohn, Dr. White and Mr. Duggan, served on the Compensation Committee during the fiscal year ended June 30, 2008. Mr. Duggan joined the Compensation Committee in September 2007 and Mr. Rohn left the Compensation Committee in December 2007. The Compensation Committee met two (2) times during the fiscal year ended June 30, 2008. The Board had determined that all of the members of the Compensation Committee for the fiscal year ended June 30, 2008 were "independent" as that term is defined in the Nasdaq Marketplace Rules.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance ("NCG") Committee establishes qualification standards for Board membership, identifies qualified individuals for Board membership and considers and recommends director nominees for approval by the Board and the stockholders. The NCG Committee has adopted a written charter. The NCG Committee considers suggestions from many sources, including stockholders, regarding possible candidates for director. The NCG Committee also takes a leadership role in shaping the corporate governance of the Company. Mr. Gilburne, as chairperson, Mr. Duggan, Mr. Rohn, Mr. Knighton, Dr. Levy and Dr. White served on the NCG Committee during the fiscal year ended June 30, 2008. Mr. Duggan joined the NCG Committee in September 2007 and Mr. Rohn left the NCG Committee in December 2007. During the fiscal year ended June 30, 2008, the NCG Committee met two (2) times. The Board had determined that all of the members of the NCG Committee for the fiscal year ended June 30, 2008 were "independent" as that term is defined in the Nasdaq Marketplace Rules.

Director Nomination and Communication with Directors

Criteria for Nomination to the Board

In evaluating director nominees, the NCG Committee considers the following factors:

- the appropriate size of the Board;
- the level of technical, scientific, operational, strategic and/or economic knowledge of the Company's business and industry;
- experience at the senior executive or board level of a public company;
- integrity and commitment to the highest ethical standards;
- whether the candidate possesses complimentary skills and background with respect to other Board members; and
- the ability to devote a sufficient amount of time to carry out the duties and responsibilities as a director.

The objective of the NCG Committee is to structure a Board that brings to the Company a variety of skills and perspectives developed through high-quality business and professional experience. In doing so, the NCG Committee also considers candidates with appropriate non-business backgrounds. Other than the foregoing, there are no stated minimum criteria for director nominees. The NCG Committee may, however, consider such other factors as it deems are in the best interests of the Company and its stockholders.

The NCG Committee identifies nominees by first evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to the Company's business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board with that of obtaining new perspectives. If any member of the Board does not wish to continue in service, or if the NCG Committee decides not to nominate a member for re-election, the Committee will identify the desired skills and experience of a new nominee as outlined above, providing that the Board determines to fill the vacancy. To date, the Company has not engaged a third party to identify or evaluate or assist in identifying potential nominees, although the Company reserves the right to do so in the future.

Stockholder Proposals for Nominees

The NCG Committee will consider proposed nominees whose names are submitted to it by stockholders, providing that the stockholder has held Company stock at least one (1) year and holds a minimum of 1% of the Company's outstanding voting securities. If a stockholder wishes to suggest a proposed name for consideration, he or she must follow our procedures regarding the submission of stockholder proposals. Our amended and restated bylaws permit stockholders to nominate directors for election at our annual meeting of stockholders as long as stockholders provide the Company with proper notice of such nomination. Any notice of director nomination must meet all of the requirements contained in our bylaws and include other information required pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including the nominee's consent to serve as a director. Stockholders may send recommendations for director nominees or other communications to the Board or any individual director c/o Secretary, Pharmacyclics, Inc., 995 East Arques Avenue, Sunnyvale, California, 94085. All communications received are reported to the Board or the individual directors, as appropriate. For any stockholder to make a director nomination at the Company's 2009 annual meeting, the stockholder must follow the procedures which will be described in the Company's Proxy Statement, expected to be filed in October 2008, under "Deadline for Receipt of Stockholder Proposals."

Code of Ethics and Committee Charters

The Board has also adopted a formal code of conduct that applies to all of our employees, officers and directors. The latest copy of our Code of Business Conduct and Ethics, as well as the Charters of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee of the Board are available in the "Investors" section of our website at www.pharmacyclics.com.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes the compensation awarded to, earned by, or paid to each Named Executive Officer for the fiscal year ended June 30, 2008:

Name and Principal Position	Fiscal Year	Salary ($) (1)	Bonus ($)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	All Other Compensation ($) (4)	Total ($)
Richard A. Miller, M.D. (5)	2008	$ 438,973	$ -	$ 645,273	$ -	$ 1,500	$ 1,085,746
President and Chief Executive Officer	2007	438,973	-	655,197	-	1,500	1,095,670

Michael K. Inouye (6) Senior Vice President, Corporate and Commerical Development	2008 2007	213,462 31,154	- -	66,434 12,278	- -	67,612 462	347,508 43,894
Leiv Lea (7) Vice President, Finance and Administration and Chief Financial Officer and Secretary	2008 2007	257,584 257,584	- -	260,478 266,482	- -	1,500 1,500	519,562 522,566
David Loury, Ph.D. Vice President, Preclinical Sciences	2008 2007	210,000 210,000	- -	80,927 55,113	- -	1,500 1,500	292,427 266,613

(1) Includes amounts earned but deferred at the election of the Named Executive Officer, such as salary deferrals under the Company's 401(k) plan.

(2) The Company's share-based compensation program includes incentive and non-statutory stock options. Amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended June 30, 2008, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, Share-Based Payment, and include amounts attributable to awards granted in and prior to fiscal 2007. Assumptions used in the calculation of these amounts are disclosed in Note 1 to the Company's Financial Statements for the fiscal year ended June 30, 2008 included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 5, 2008. However, as required, amounts exclude the impact of estimated forfeitures related to service-based vesting conditions.

(3) The Company does not have any qualified or non-qualified benefit plans.

(4) Consists of the Company's matching contribution under its 401(k) plan and for Mr. Inouye, $66,112 in severance and accrued paid time-off payments.

(5) Dr. Miller resigned his position as President and Chief Executive Officer effective September 10, 2008.

(6) Mr. Inouye's employment was terminated in February 2008.

(7) Mr. Lea resigned his position as Vice President, Finance and Administration and Chief Financial Officer and Secretary effective October 31, 2008.

Under the 2004 Plan, the Plan Administrator has the authority to accelerate outstanding options in the event of certain changes in control of the Company (as defined in the 2004 Plan).

Outstanding Equity Awards at 2008 Fiscal Year-End

The following table provides information on the current holdings of stock option by the named executives. Each option grant is shown separately for each named executive. The vesting schedule for each option grant is shown following this table.

	Option Awards			
Name	**Number of Securities Underlying Unexercised Options ($) Exercisable**	**Number of Securities Underlying Unexercised Options ($) Un-exercisable**	**Option Exercise Price ($)**	**Option Expiration Date (1)**
Richard A. Miller, M.D.	55,000 (2)	-	17.63	03/18/09
	75,000 (3)	-	58.06	06/06/10
	114,000 (4)	-	27.51	05/25/11
	120,000 (5)	-	7.39	02/05/12

	84,000 (5)	-	4.25	06/12/12
	80,000 (5)	-	5.25	10/06/13
	40,000 (5)	-	7.10	12/11/13
	61,000 (5)	-	11.21	06/08/14
	162,114 (5)	12,886	7.76	06/03/15
	225,963 (5)	24,037	4.16	05/23/16
	196,875 (5)	13,125	2.76	03/13/17
	189,062 (9)	85,938	0.86	03/18/18
Leiv Lea	10,000 (3)	-	19.75	07/08/08
	20,000 (6)	-	17.63	03/18/09
	20,000 (3)	-	58.06	06/06/10
	50,000 (7)	-	27.51	05/25/11
	40,000 (5)	-	7.39	02/05/12
	40,000 (5)	-	4.25	06/12/12
	55,000 (5)	-	4.47	06/02/13
	32,250 (5)	-	11.21	06/08/14
	52,500 (5)	7,500	7.76	06/03/15
	88,498 (5)	21,502	4.16	05/23/16
	84,225 (5)	25,775	2.76	03/13/17
	103,125 (9)	46,875	0.86	03/18/18
David J. Loury, Ph.D.	65,000 (8)	-	4.16	05/23/16
	32,812 (5)	42,188	2.76	03/13/17
	54,687 (9)	70,313	0.86	03/18/18

(1)   Options expire ten (10) years from the date of grant

(2)   20,000 option shares vest in a series of twenty-four (24) equal and successive monthly installments beginning on July 1, 2000; 14,664 option shares vest in equal and successive monthly installments over each of the next six (6) months; 20,336 option shares vest in equal and successive monthly installments over each of the next six (6) months.

(3)   Each of the options vest in sixty (60) equal installments beginning July 1, 2000.

(4)   24,000 option shares vest in a series of twenty-four (24) equal and successive monthly installments beginning on June 1, 2001; 90,000 option shares vest in equal and successive monthly installments over each of the next thirty-six (36) months.

(5)   Each of the options vest in forty-eight (48) equal installments beginning on the date of grant.

(6)   9,000 option shares vest in a series of thirty-six (36) equal and successive monthly installments beginning on July 1, 1999; 11,000 option shares vest in equal and successive monthly installments over each of the next twelve (12) months.

(7)   10,000 option shares vest in a series of twenty-four (24) equal and successive monthly installments beginning on June 1, 2001; 13,400 option shares vest in equal and successive monthly installments over each of the next twelve (12) months; 26,600 option shares vest in equal and successive monthly installments over each of the next twenty-four (24) months.

(8)   25% of the shares subject to the option vest on the one (1) year anniversary of the date of grant and the remaining shares subject to the option vest in a series of 36 equal and successive monthly installments thereafter.

(9)   25% of the shares subject to the option will vest on March 18, 2009 and 1/36th of the remaining shares will vest monthly thereafter. Such vesting may accelerate subject to the attainment of certain corporate events.

Severance Agreements

The Company's 2004 Plan provides that 50% of all unvested options shall become fully vested upon a change in control of the Company. The plan further provides that if the employee's employment is terminated within twelve (12) months of a change in control, the remaining balance of unvested options shall become fully vested. The Company has entered into agreements with each of Dr. Miller, Mr. Inouye and Mr. Lea that provide for certain payments and accelerated vesting of the shares of Common Stock subject to the outstanding options held by each officer in the event of certain changes in control of the Company or a subsequent termination of employment. The types of changes in control causing payments to be made and accelerated stock vesting to occur consist of certain mergers or consolidations; the sale, transfer or other disposition of all or substantially all of the Company's assets; and hostile take-overs. In the event of such officer's involuntary termination within thirty-six (36) months following the change in control, the officer will be entitled to receive severance payments for a period of twelve (12) months in an aggregate amount equal to the officer's base salary at the time of termination plus the bonus paid to the officer in the fiscal year preceding the year of termination. The payments will be made in installments over the twelve (12) month period unless the officer elects to receive a lump-sum payment equal to the present value of the installment payments. In addition, in the event of a change in control, all outstanding options held by the officer that would fully vest or become fully exercisable at least eighteen (18) months after the change in control will accelerate as follows: 50% of the unvested or unexercisable portion immediately upon the change in control; 25% of the portion unexercisable or unvested at the time of the change in control one (1) year after the change in control (if the officer is then still employed by the Company or its successor); and 25% of the portion unexercisable or unvested at the time of the change in control eighteen (18) months after a change in control (if the officer is then still employed by the Company or its successor). All options held by the officer at the time of a change in control that otherwise become fully exercisable or fully vest within eighteen (18) months following the change in control will become exercisable and vest in accordance with the following schedule: 50% of the previously unexercisable or unvested portion immediately upon the change in control; the remaining portion will continue to become exercisable and vest in accordance with the exercise/vesting schedule applicable to those options at the time of the change in control. Similarly, any repurchase rights exercisable by the Company with respect to shares of Common Stock held by the officer will lapse depending upon when the repurchase rights would have otherwise lapsed. In the event of the officer's involuntary termination during the eighteen (18) month period after the change in control, all previously unexercisable options (including options that did not accelerate at the time of the change in control) will become immediately exercisable and the repurchase rights will lapse as to all shares then held by the officer. The change-of-control and severance-related provisions in the Company's 2004 Plan and the individual severance agreements with Dr. Miller, Mr. Inouye, and Mr. Lea are intended to retain and motivate employees and allow the Company to remain competitive with companies with whom we may compete for talent.

Separation Agreements

In connection with Dr. Miller's resignation, the Company and Dr. Miller entered into a separation agreement, dated September 12, 2008, whereby the Company agreed to (i) pay Dr. Miller one year of salary in severance payments, a portion of which will be paid in the same intervals and amounts as his regular paycheck from the date following the termination of his employment with the Company until the end of the 2008 calendar year, and the remainder of which will be paid in a lump sum payment on January 2, 2009, (ii) accelerate vesting of all of Dr. Miller's outstanding options on October 1, 2008 with each option expiring on October 1, 2011 and (iii) provide health care benefits to Dr. Miller for 12 months following the termination of his employment with the Company. In exchange, Dr. Miller agreed to cooperate with the Company in providing a smooth and orderly transition of his former job responsibilities to other employees of the Company until the end of the 2008 calendar year and to release the Company from any and all claims that legally can be released.

In connection with Mr. Lea's resignation, the Company and Mr. Lea entered into a separation agreement, dated September 12, 2008, whereby the Company agreed to (i) pay Mr. Lea one year of salary in severance payments, a portion of which will be paid in the same intervals and amounts as his regular paycheck from the date following the termination of his employment with the Company until the end of the 2008 calendar year, and the remainder of which will be paid in a lump sum payment on January 2, 2009, (ii) accelerate vesting of all of Mr. Lea's outstanding options on November 1, 2008 with each option expiring on November 1, 2011, and (iii) provide health care benefits to Mr. Lea for 12 months following the effective date of his resignation. In exchange, Mr. Lea agreed to cooperate with the Company in providing a smooth and orderly transition of his former job responsibilities to other employees of the Company until the end of the 2008 calendar year and to release the Company from any and all claims that legally can be released.

DIRECTOR COMPENSATION

Retirement Plans

We maintain a 401(k) Plan that is a defined contribution plan intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended. In fiscal 2008, the Company matched 50% of all participant contributions up to a maximum of $1,500 per employee. The Company does not maintain a defined benefit pension plan or a nonqualified deferred compensation plan.

Cash Compensation

During the fiscal year ended June 30, 2008, the Company's non-employee directors received an annual retainer of $15,000 and a payment of $1,000 for attending each meeting of the Board or a committee of the Board. Committee chairmen receive an additional $1,000 per Committee meeting attended. Board members are paid quarterly and may elect to receive their compensation in the form of non-qualified stock options with a face value equal to three (3) times the amount of cash compensation earned.

Equity Compensation

Each non-employee Director receives an automatic option grant to purchase 10,000 shares on the day they become a member of the Board with an exercise price of one hundred percent (100%) of the fair market value on the date of grant ("Initial Option"). Each non-employee Director of the Company receives an annual automatic grant on the day of the Company's Annual Meeting of a non-qualified stock option to purchase 7,500 shares with an exercise price of one hundred percent (100%) of the fair market value on the date of grant ("Annual Replenishment Option"), providing that the Director has served as a Director for at least the six (6) months prior to the Annual Meeting.

All Director option grants are nonstatutory stock options subject to the terms and conditions of the 2004 Plan. Each Initial Option vests at the rate of 1/60th per month over sixty (60) months from the date of grant of the Initial Option, and each Annual Replenishment Option vests at the rate of 1/12th per month over twelve (12) months from the date of grant of the Annual Replenishment Option. Furthermore, Initial Options and Annual Replenishment Options vest only during the optionholder's service as a Board member; provided however, that the Compensation Committee has the power to accelerate the time during which an option granted to a Director may vest.

Initial Options and Annual Replenishment Options terminate upon the earlier of (i) ten (10) years after the date of grant or (ii) thirty-six (36) months after the date of termination of the optionholder's service as a Board member.

During the fiscal year ended June 30, 2008, Annual Replenishment Options to acquire 7,500 shares of common stock at an exercise price of $2.13 per share were granted to Mr. Gilburne, Mr. Knighton, Dr. Levy and Dr. White. In connection with his appointment as a Director on September 17, 2007, Mr. Duggan received an Initial Option to acquire 10,000 shares of common stock at an exercise price of $2.44 per share.

The following table sets forth the compensation earned or awarded to the Company's non-employee directors during the fiscal year ended June 30, 2008.

Name	Fees Earned or Paid in Cash ($) (1)	Option Awards ($) (2)	Total ($)
Robert W. Duggan	$ 19,000	$ 28,937	$ 47,937
Miles R. Gilburne	23,000	59,100	82,100
James L. Knighton	27,000	61,367	88,367
Richard M. Levy, Ph.D.	19,000	44,139	63,139
William R. Rohn (3)	9,500	39,280	48,780
Christine A. White, M.D.	23,000	33,322	56,322

(1)   See the section entitled "Director Compensation - Cash Compensation", above, for a description of the cash compensation program for the Company's non-employee directors during the fiscal year ended June 30, 2008. Amounts earned in one year and paid in the following year are, for purposes on this table only, accounted for in the year earned. Includes fees with respect to which directors elected to receive option shares in lieu of such fees. The following directors received option shares in the amounts set forth below in lieu of the fees set forth below (includes fees forgone earned in the fourth quarter of fiscal 2008 where the related options were granted the first day of fiscal 2009):

Name	Fees Forgone	Option Shares Received in Lieu Of Cash
Robert W. Duggan	$ 19,000	41,409
Miles R. Gilburne	23,000	50,127
James L. Knighton	27,000	58,846
Richard M. Levy, Ph.D.	15,000	32,692
William R. Rohn	9,500	14,998
Christine A. White, M.D.	11,500	25,064

(2) Amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended June 30, 2008, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, Share-Based Payment, and include amounts attributable to awards granted in and prior to fiscal 2008. Assumptions used in the calculation of these amounts are disclosed in Note 1 to the Company's Financial Statements for the fiscal year ended June 30, 2008 included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 5, 2008. However, as required, amounts exclude the impact of estimated forfeitures related to service-based vesting conditions. See the section entitled "Director Compensation - Equity Compensation", above, for a description of the Company's cash compensation policy for non-employee directors and the specific terms of the stock options granted to the Company's non-employee directors during the fiscal year ended June 30, 2008. The grant date fair value of option awards granted in fiscal year 2008 is as follows:

	Grant Date	Grant Date Fair Value
Robert W. Duggan	09/17/07	$ 15,140
	10/01/07	8,843
	01/02/08	8,817
	04/01/08	8,902
		41,702
Miles R. Gilburne	07/02/07	10,861
	10/01/07	10,705
	12/14/07	9,782
	01/02/08	10,673
	04/01/08	10,777
		52,798
James L. Knighton	07/02/07	12,751
	10/01/07	12,567
	12/14/07	9,782
	01/02/08	12,530
	04/01/08	12,651
		60,281
Richard M. Levy, Ph.D.	07/02/07	7,084
	10/01/07	6,981
	12/14/07	9,782
	01/02/08	6,961
	04/01/08	7,028
		37,836
William R. Rohn	07/02/07	10,861
	10/01/07	8,843
	01/02/08	8,817
		28,521
Christine A. White, M.D.	07/02/07	6,376
	10/01/07	5,352
	12/14/07	9,782
	01/02/08	5,337
	04/01/08	5,389
		32,236

The aggregate number of stock options outstanding as of June 30, 2008 is as follows: 43,267 shares for Mr. Duggan, 151,535 shares for Mr. Gilburne, 89,499 shares for Mr. Knighton, 109,243 shares for Dr. Levy, 114,429 shares for Mr. Rohn, and 49,386 shares for Dr. White. There were no options that were repriced or otherwise materially modified during fiscal year 2008. There were no option forfeitures.

(3)   Mr. Rohn did not stand for re-election at the Company's 2007 Annual Meeting.

BOARD AUDIT COMMITTEE REPORT *

The Audit Committee of the Board is comprised of three (3) independent directors (as defined in Rule 4200(a)(15) of the Nasdaq Marketplace Rules listing standards) and operates under a written charter adopted by the Board of Directors.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal control. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements in the Annual Report on Form 10-K for the year ended June 30, 2008 with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with the independent registered public accounting firm, who are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States of America, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards, including Statement of Accounting Standard 61. In addition, the Audit Committee has discussed with the independent registered public accounting firm the firm's independence from management and the Company, including the matters in the written disclosures required by Independence Standards Board Standard No. 1.

The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for their audit. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting. The Audit Committee held five (5) meetings during the fiscal year ended June 30, 2008.

In reliance on the reviews and discussion referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the year ended June 30, 2008 for filing with the SEC. The Audit Committee has also recommended, subject to stockholder ratification, the retention of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm.

<center>James L. Knighton (chairman)</center>

_____

* The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Indemnity Agreements

The Company's restated certificate of incorporation and bylaws provide for indemnification of directors, officers and other agents of the Company. Each of the current directors and officers of the Company have entered into separate indemnification agreements with the Company.

THE BOARD OF DIRECTORS

Dated: September 22, 2008